Exhibit 99.1

LAIX Inc. Announces Second Quarter 2019 Unaudited Financial Results

Net revenues increased by 104.0% year-over-year

SHANGHAI, August 27, 2019 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial and Operating Highlights

•	Net revenues were RMB276.4 million (US$40.3 million), a 104.0% increase from RMB135.5 million for the second quarter of 2018.

•	Gross billings[1] were RMB290.1 million (US$42.3 million), a 41.3% increase from RMB205.3 million for the second quarter of 2018.

•	Gross margin was 76.5%, compared with 76.8% for the second quarter of 2018.

•

Approximately 0.9 million unique paying users purchased the Company’s courses and services for the second quarter of 2019, compared with approximately 0.7 million unique paying users for the second quarter of 2018.

•	Total cumulative registered users were 138.8 million as of June 30, 2019, compared with 83.8 million total cumulative registered users as of June 30, 2018.

CEO and CFO Comments

“During the second quarter, our top line was impacted by tightened WeChat moments sharing policy mostly applicable to our Liuli Reading product, and to some extent applicable to our DongNi product as well, which affected our word-of-mouth user growth. In addition, increased competition for traffic acquisition led by K12 players during the summer months (from late May until the end of July) drove up the customer acquisition costs, which further affected our user and revenue growth. With these headwinds, we have been taking swift actions to offset the revenue impact, by adjusting our marketing strategy and actively exploring alternative marketing channels to grow our user community,” said Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

“Although the performances of our Liuli Reading and DongNi products were unexpectedly weakened, the second quarter still represents another period of healthy year-over-year growth for our user community, with total registered users on our platform reaching more than 138.8 million as of June 30, 2019 and more than 900,000 unique paying users purchasing our courses and services just in the second quarter of 2019, demonstrating our monetization potential,” Dr. Wang continued.

“With our foresight into industry trends and our years of focus on cutting-edge technologies, we will continue to raise the bar for product quality and improve the learning experience. Although we expect the impact on our revenue growth to continue during the remainder of the year, we are committed to the long-term vision that AI-powered learning products will play a pivotal role in people’s life-long learning journey. Aside from Liuli Reading and DongNi products, we have various initiatives in the pipeline that we have launched in the adults and kids markets, as well as the global market, all of which are expected to contribute to our user and top line growth in the coming quarters. Having the right products is the key to attracting new users and enhancing engagement, therefore, despite the additional expenses for these initiatives in recent months, we believe the upfront investments will better position the Company to further solidify our competitive edge in China’s AI-powered language learning market in the long run, and we will continue to invest in and optimize our technologies and products,” concluded Dr. Wang.

“The unexpected headwinds in our marketing channel resulted in decelerated top line growth in the second quarter of 2019. While the revenue growth was lower than our previous expectation, we were able to realize significant operating leverage improvement as our business scaled up. This was evidenced by the improvement of sales and marketing expenses as a percentage of net revenues on a year-over-year basis, and gross margin remaining stable at approximately 77%,” said Ms. Bin Yu, Chief Financial Officer of LAIX. “Looking ahead, we expect the trend of revenue growth deceleration to continue for the second half of the year. However, we are continuing to invest in enriching our product portfolio in the adults and kids markets, and explore alternative yet effective marketing channels to reinvigorate our user growth.”

Second Quarter 2019 Financial Results

Net Revenues

Net revenues for the second quarter of 2019 were RMB276.4 million (US$40.3 million), a 104.0% increase from RMB135.5 million for the same quarter last year. The increase was primarily attributable to the growth of the Company’s business and the platform-wide expansion of the Company’s paying user base as well as to the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning.

Cost of Revenues

Cost of revenues for the second quarter of 2019 was RMB64.9 million (US$9.4 million), a 106.6% increase from RMB31.4 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2019 was RMB211.6 million (US$30.8 million), a 103.2% increase from RMB104.1 million for the same quarter last year, as a result of increased economies of scale.

Gross margin for the second quarter of 2019 was 76.5%, compared with 76.8% for the same quarter last year.

Operating Expenses

Total operating expenses for the second quarter of 2019 were RMB300.5 million (US$43.8 million), a 64.5% increase from RMB182.7 million for the same quarter last year, primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the second quarter of 2019 were RMB219.7 million (US$32.0 million), a 65.3% increase from RMB132.9 million for the same quarter last year. The increase was primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Importantly, sales and marketing expenses as a percentage of net revenues declined notably to 79.5% for the second quarter of 2019, compared with 98.1% for the same quarter last year.

Research and development expenses for the second quarter of 2019 were RMB52.9 million (US$7.7 million), a 46.5% increase from RMB36.1 million for the same quarter last year, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues declined from the same quarter last year, representing 19.1% of net revenues for the second quarter of 2019, compared with 26.6% for the same quarter last year.

General and administrative expenses for the second quarter of 2019 were RMB27.9 million (US$4.1 million), a 103.4% increase from RMB13.7 million for the same quarter last year, primarily due to increases in salaries and benefits for general and administrative personnel and professional service fees. General and administrative expenses as a percentage of net revenues remained flat at 10.1% for the second quarter of 2019, compared with the same quarter last year.

Loss from Operations

Loss from operations for the second quarter of 2019 was RMB88.9 million (US$13.0 million), compared with RMB78.6 million for the same quarter last year, due to the aforementioned reasons including general business growth and user base expansion.

Adjusted EBITDA2

Adjusted EBITDA for the second quarter of 2019 was a loss of RMB77.2 million (US$11.3 million), compared with an adjusted EBITDA loss of RMB71.1 million for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Foreign exchange related gains/(losses), net

Foreign exchange loss was RMB1.7 million (US$0.2 million) in the second quarter of 2019, compared with a foreign exchange loss of RMB5.1 million for the same quarter last year.

Income tax expenses

Income tax expenses for the second quarter of 2019 were RMB0.03 million (US$4 thousand), a 99.6% decrease from RMB6.4 million for the same quarter last year, primarily due to the Company’s estimated taxable loss position in current year.

Net Loss

Net loss for the second quarter of 2019 was RMB87.8 million (US$12.8 million), compared with RMB89.9 million for the same quarter last year.

Adjusted net loss3 for the second quarter of 2019 was RMB81.6 million (US$11.9 million), compared with RMB78.5 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the second quarter of 2019 was RMB1.78 (US$0.26), compared with RMB5.00 for the same quarter last year.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Balance Sheet

As of June 30, 2019, the Company’s cash, cash equivalents and short-term investments totaled RMB729.5 million (US$106.3 million), compared with RMB747.8 million as of December 31, 2018.

The Company had deferred revenues (current and non-current) of RMB564.7 million (US$82.3 million) as of June 30, 2019, compared with RMB477.6 million as of December 31, 2018.

Outlook

For the third quarter of 2019, the Company currently expects:

-	Net revenues to be between RMB230.0 million to RMB250.0 million, which would represent an increase of approximately 27.4% to 38.5% from RMB180.5 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Other Announcement

The Company also announced that Ms. Bin Yu has notified the Company that she is planning to resign from her position as the Company’s Chief Financial Officer due to personal reasons. The Company has initiated a search to identify a replacement for Ms. Yu. During this period, Ms. Yu will continue to serve as the Company’s Chief Financial Officer and facilitate a smooth transition until a replacement is found. Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, expressed appreciation to Ms. Yu for her great contributions to the Company on behalf of the Board of Directors and management team.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 27, 2019 (8:00 PM Beijing/Hong Kong time on August 27, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308

International:	+1-647-689-5527

China:	400-048-6136

China, Domestic:	400-043-3098

Hong Kong:	+852-5803-0358

Conference ID:	4494395

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	344,722	305,609	44,517
Short-term investments	403,107	423,880	61,745
Accounts receivable, net	14,404	11,886	1,731
Prepayments and other current assets	109,550	67,668	9,857

Total current assets	871,783	809,043	117,850

Non-current assets:
Property and equipment, net	42,606	83,851	12,214
Investment in equity fund	5,753	5,762	839
Intangible assets, net	1,289	1,204	175
Operating lease right-of-use assets, net (1)	—	172,626	25,146
Other non-current assets	12,011	9,605	1,400
Deferred tax assets	16,940	16,940	2,468

Total non-current assets	78,599	289,988	42,242

Total assets	950,382	1,099,031	160,092

LIABILITIES
Current liabilities:
Accounts payable	69,558	85,595	12,468
Deferred revenue	477,595	564,659	82,252
Salary and welfare payable	108,317	119,879	17,462
Tax payable	58,881	60,721	8,845
Operating lease liability, current (1)	—	44,552	6,490
Accrued liabilities and other current liabilities	16,106	9,280	1,351

Total current liabilities	730,457	884,686	128,868

Non-current liabilities:
Deferred revenue, non-current	32	—	—
Operating lease liability, non-current (1)	—	125,792	18,324
Other non-current liabilities	1,000	4,192	611

Total non-current liabilities	1,032	129,984	18,935

Total liabilities	731,489	1,014,670	147,803

Shareholders’ equity
Class A Ordinary shares	194	204	29
Class B Ordinary shares	121	121	18
Subscriptions receivable from founding shareholders	(122)	(122)	(18)
Additional paid-in capital	1,139,250	1,158,988	168,826
Accumulated other comprehensive income	16,318	17,153	2,499
Accumulated (deficit)	(936,868)	(1,091,983)	(159,065)

Total shareholders’ equity	218,893	84,361	12,289

Total liabilities and shareholders’ equity	950,382	1,099,031	160,092

(1)

On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the additional transition method. No cumulative effect adjustment to the opening balance of retained earnings was required.

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30	March 31	June 30		June 30	June 30
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	135,529	253,304	276,427	40,266	232,308	529,731	77,164
Cost of revenues	(31,394)	(59,690)	(64,865)	(9,449)	(55,007)	(124,555)	(18,143)

Gross profit	104,135	193,614	211,562	30,817	177,301	405,176	59,021

Operating expenses:
Sales and marketing expenses	(132,905)	(193,628)	(219,734)	(32,008)	(259,849)	(413,362)	(60,213)
Research and development expenses	(36,089)	(50,079)	(52,882)	(7,703)	(60,941)	(102,961)	(14,998)
General and administrative expenses	(13,714)	(20,047)	(27,895)	(4,063)	(26,291)	(47,942)	(6,984)

Total operating expenses	(182,708)	(263,754)	(300,511)	(43,774)	(347,081)	(564,265)	(82,195)

Loss from operations	(78,573)	(70,140)	(88,949)	(12,957)	(169,780)	(159,089)	(23,174)

Other income/(expenses):
Interest income	1,281	301	761	111	1,406	1,062	155
Foreign exchange related (losses)/gains, net	(5,061)	699	(1,711)	(249)	(828)	(1,012)	(147)
Change in fair value of short-term investment	—	2,123	1,815	264	—	3,938	574
Other (expenses)/income, net	(1,132)	(227)	269	39	(604)	42	6
Loss before income taxes expenses	(83,485)	(67,244)	(87,815)	(12,792)	(169,806)	(155,059)	(22,586)

Income tax expenses	(6,420)	(28)	(28)	(4)	(12,456)	(56)	(8)

Net loss	(89,905)	(67,272)	(87,843)	(12,796)	(182,262)	(155,115)	(22,594)

Series A Preferred share redemption value accretion	(659)	—	—	—	(1,313)	—	—
Series B Preferred share redemption value accretion	(3,380)	—	—	—	(6,705)	—	—
Series C Preferred share redemption value accretion	(5,299)	—	—	—	(10,520)	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders	(99,243)	(67,272)	(87,843)	(12,796)	(200,800)	(155,115)	(22,594)

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30	March 31	June 30		June 30	June 30
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(89,905)	(67,272)	(87,843)	(12,796)	(182,262)	(155,115)	(22,594)
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	21,826	(13,770)	14,605	2,128	2,596	835	122

Comprehensive loss	(68,079)	(81,042)	(73,238)	(10,668)	(179,666)	(154,280)	(22,472)

Net loss per Class A and Class B ordinary shares
—Basic and Diluted	(5.00)	(1.40)	(1.78)	(0.26)	(10.12)	(3.19)	(0.46)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	19,834,535	47,952,231	49,246,017	49,246,017	19,834,535	48,609,846	48,609,846

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars(“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(89,905)	(67,272)	(87,843)	(12,796)	(182,262)	(155,115)	(22,594)
Add:
Share-based compensation expenses	11,364	12,820	6,239	909	19,663	19,059	2,776
Depreciation of property, plant and equipment	1,242	2,438	5,001	728	2,036	7,439	1,084
Amortization of prepaid interest expense and service fees to loan companies	1,061	160	92	13	1,685	252	37
Income tax expenses	6,420	28	28	4	12,456	56	8
Substract:
Interest income	(1,281)	(301)	(761)	(111)	(1,406)	(1,062)	(155)

Adjusted EBITDA	(71,099)	(52,127)	(77,244)	(11,253)	(147,828)	(129,371)	(18,844)

Net loss	(89,905)	(67,272)	(87,843)	(12,796)	(182,262)	(155,115)	(22,594)
Add back:
Share-based compensation expenses	11,364	12,820	6,239	909	19,663	19,059	2,776

Adjusted net loss	(78,541)	(54,452)	(81,604)	(11,887)	(162,599)	(136,056)	(19,818)